Albany		New York
Atlanta		Philadelphia

Brussels		Sacramento
Denver	303 Peachtree Street, NE • Suite 5300 • Atlanta, GA 30308 Tel: 404.527.4000 • Fax: 404.527.4198 www.mckennalong.com	San Diego
Los Angeles		San Francisco

Washington, DC

DAVID BROWN		email address
(404) 527-4927		DBROWN@MCKENNALONG.COM

March 21, 2007

VIA EDGAR

Mr. John L. Krug

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Corautus Genetics Inc. Schedule 14A- Preliminary Proxy Statement filed with the Commission on March 8, 2007, Commission File No. 000-27264

Dear Mr. Krug:

Per our telephone conversation, please forward all Commission correspondence regarding the above referenced filing to the following individuals:

Jack W. Callicutt

Senior Vice President and Chief Financial Officer

Corautus Genetics Inc.

70 Mansell Court, Suite 100

Roswell, Georgia 30376

Facsimile: (404) 601-0200

David Brown

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, Georgia 30308

Facsimile: (404) 527-4198

Cathy Birkeland

Latham & Watkins, LLP

Sears Tower, Suite 5800

233 South Wacker Drive

Chicago, IL 60606

Facsimile: (312) 993-9767

We appreciate the Commission’s time and consideration in this matter. Please feel free to contact me at the number and address above listed should you have any additional questions or comments.

Very truly yours,

/s/ David Brown
David Brown